UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Press Release issued by Telecom Italia

Nortel Inversora S.A.

Buenos Aires, September 26, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE: Press Release issued by Telecom Italia

I am writing to you as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel”) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Nortel.

Sincerely,

Nortel Inversora S.A.

María Blanco Salgado

Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: BOARD EMPOWERS MANAGEMENT TO CHANGE THE PROCESS OF THE SALE OF TELECOM ARGENTINA TO FINTECH

Rome, 26 September 2014

The Board of Directors of Telecom Italia, at a meeting today chaired by Giuseppe Recchi, has conferred powers on the management to evaluate and define with Fintech possible amendments to the sale process of the Group’s entire controlling stake in Telecom Argentina, previously agreed in the contract signed on 13 November 2013. The negotiations will follow a term sheet setting out certain principles to manage the delay in obtaining required regulatory approvals, including certain guarantees for the Company. In the meantime, as proposed by Fintech, the agreement entered into last year will remain in force until 24 October 2014.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 26, 2014	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations